SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Spring Valley Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G8377A108

(CUSIP Number)

November 4, 2021

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8377A108
1.	Names of Reporting Persons D. E. Shaw Valence Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,245,618
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,245,618
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,618
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[1]
12.	Type of Reporting Person (See Instructions) OO

1 This percentage figure is based upon 23,000,000 Class A ordinary shares outstanding on November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. G8377A108
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,308,018
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,308,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,308,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%[1]
12.	Type of Reporting Person (See Instructions) OO

1 This percentage figure is based upon 23,000,000 Class A ordinary shares outstanding on November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. G8377A108
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,308,018
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,308,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,308,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%[1]
12.	Type of Reporting Person (See Instructions) IA, PN

1 This percentage figure is based upon 23,000,000 Class A ordinary shares outstanding on November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. G8377A108
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,308,018
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,308,018
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,308,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%[1]
12.	Type of Reporting Person (See Instructions) IN

1 This percentage figure is based upon 23,000,000 Class A ordinary shares outstanding on November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

Item 1.
(a)	Name of Issuer
Spring Valley Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices
2100 McKinney Ave., Suite 1675 Dallas, TX 75201

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP Number
G8377A108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of November 4, 2021:

(a)	Amount beneficially owned:

	D. E. Shaw Valence Portfolios, L.L.C.:	1,245,618 shares

	D. E. Shaw & Co., L.L.C.:	1,308,018 shares This is composed of 1,245,618 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and 62,400 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.
	D. E. Shaw & Co., L.P.:	1,308,018 shares This is composed of 1,245,618 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and 62,400 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.
	David E. Shaw:	1,308,018 shares This is composed of 1,245,618 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and 62,400 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw Valence Portfolios, L.L.C.:	5.4%
D. E. Shaw & Co., L.L.C.:	5.7%
D. E. Shaw & Co., L.P.:	5.7%
David E. Shaw:	5.7%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:

D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw Valence Portfolios, L.L.C.:	1,245,618 shares
D. E. Shaw & Co., L.L.C.:	1,308,018 shares
D. E. Shaw & Co., L.P.:	1,308,018 shares
David E. Shaw:	1,308,018 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:

D. E. Shaw Valence Portfolios, L.L.C.:	1,245,618 shares
D. E. Shaw & Co., L.L.C.:	1,308,018 shares
D. E. Shaw & Co., L.P.:	1,308,018 shares
David E. Shaw:	1,308,018 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,308,018 shares as described above constituting 5.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,308,018 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: November 15, 2021

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw